September 16, 2019

VIA EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-1090

Attention:                                      Melissa Walsh

Stephen Krikorian

Edwin Kim

Barbara C. Jacobs

Re:                             Ping Identity Holding Corp.

Registration Statement on Form S-1

Originally Filed August 23, 2019

CIK No. 0001679826

Ladies and Gentlemen:

Ping Identity Holding Corp, a Delaware corporation (the “Company”), hereby requests acceleration of the effective date of its Registration Statement on Form S-1, File No. 333-233421, as amended (the “Registration Statement”), to 4:00 p.m., Eastern time, on September 18, 2019 or as soon thereafter as practicable.

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Please contact Robert E. Goedert of Kirkland & Ellis LLP, special counsel to the Company, at (312) 862-7317, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

PING IDENTITY HOLDING CORP.

By:	/s/ Lauren Romer
Name:	Lauren Romer
Title:	Chief Legal Officer